SEC MAIL PROCESSING SECTION RECEIVED APR 27 2006 WASH, D.C. 199

SAS

AB 5/1

06008526

UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 20549

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Annual Audited Report Form X-17A-5 (A) Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 17921

REPORT FOR THE PERIOD BEGINNING 2/01/05 AND ENDING 1/31/06
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Bull, Inc. Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10010 Campus Point Drive
(No. and Street)
San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Dalupan, CFO 858-826-4707
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive Costa Mesa, California 92626
(Address) City State Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CH 6/28/06

AB

OATH OR AFFIRMATION

I, Laura Dalupan, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying revised page 7 of the financial statements pertaining to Bull, Inc. (the "Company") as of January 31, 2006 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN DIEGO)

Subscribed and sworn to (or affirmed) before me on this 26th day of April 2006, by Laura Dalupan, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who appeared before me.

Notary Public

PAULA D. MC MULLEN
Commission # 1386850
Notary Public - California
San Diego County
My Comm. Expires Nov 24, 2006

This report contains (check all applicable boxes):

( ) Independent Auditors' Report.
( ) (a) Facing Page.
( ) (b) Consolidated Statement of Financial Condition.
( ) (c) Consolidated Statement of Income.
( ) (d) Consolidated Statement of Cash Flows.
( ) (e) Consolidated Statement of Changes in Member's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors.
(x) Notes to Financial Statements. (Only revised page 7 of Notes)
( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control).

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. At January 31, 2006, the Company had net capital of $9,749,000, which was $9,499,000 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1 at January 31, 2006.

The Company is exempt from the Reserve Requirements for Broker Dealers and Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The Company claims exemption from the provisions of Regulation 15c3-3(k)(i) because the Company does not carry margin accounts, promptly transmits all customer funds and delivers all securities received with its activities as a broker and dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through a bank account designated as "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Pursuant to SAIC trade cycles, cash collected from purchasers of SAIC stock is held in a special reserve bank account for the exclusive benefit of customers. This segregated account may carry a balance for a short period of time prior to the settlement of each quarterly trade, at which time those funds would be used to purchase stock in the trade. However, at January 31, 2006, the special reserve account balance was $44,000 for an outstanding check reissued to a customer, subsequent to January 31, 2006.

3. INCOME TAXES

The provision for income taxes for the year ended January 31, 2006, consists of the following:

Federal	$273,000
State	76,000
Total	$349,000

The difference between federal tax computed at the statutory federal income tax rate and the actual effective tax rate is due to the effect of state taxes and nondeductible costs. The amount due to SAIC in the statement of financial condition includes $349,000 for income taxes payable to SAIC. There were no deferred tax assets or liabilities at January 31, 2006.

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